Exhibit 99.1

News From

REGENCY TOWERS, 1415 W. 22ND ST., OAK BROOK, ILLINOIS 60523

FOR IMMEDIATE RELEASE

Federal Signal Corporation Reports 17% Increase in Operating Income for First Quarter

Oak Brook, IL, May 6, 2013 - Federal Signal Corporation (NYSE:FSS) today reported results for the first quarter ended March 31, 2013.

•	Q1 operating income of $12 million, up 17% versus last year;

•	Q1 net sales of $200 million, up 2% versus last year;

•	Q1 debt settlement charges of $8.7 million incurred in connection with the successful completion of a new credit facility in the quarter. Q1 2012 debt settlement charges were $1.6 million;

•

Q1 loss per share from continuing operations of $0.02 versus income of $0.05 last year. On an adjusted basis, excluding the effects of debt settlement charges in both years, Q1 2013 income per share from continuing operations was $0.12 versus $0.08 last year;

•	Q1 orders of $192 million, down 14% versus a very strong prior year period;

•	Q1 backlog of $308 million compared to $325 million last year and $318 million at December 31, 2012;

•	Q1 ending total debt of $161 million, reflecting the $75.0 million payment on our ABL facility and term loan in the third quarter of 2012.

Dennis J. Martin, President and Chief Executive Officer, stated, “Our long-term trend of expanding margins continued in the first quarter as the Company delivered 6.1% operating income margin, led by the Environmental Solutions Group. This performance marked a significant improvement over the prior year period. We are pleased with the 12% reduction in interest expense during the first quarter versus the prior year period, and the increased interest savings we will experience throughout 2013 and beyond as a result of our successfully completed refinancing.”

The Company reported orders of $192.2 million for the first quarter of 2013, down 14% from $223.1 million a year earlier, primarily due to weaker international demand. Also, first quarter 2012 results benefited from a high level of orders for industrial vacuum trucks, including a large order from an international customer.

Net sales increased $3.7 million, or 2%, to $199.8 million for the first quarter of 2013, due to higher municipal sewer cleaner shipments associated with strong opening backlog and improved volume and pricing within our Safety and Security Systems Group, partially offset by weaker demand in the Asia Pacific and Mexico markets within our Environmental Solutions Group, and unfavorable volumes and product mix within our Fire Rescue Group.

Operating income improved $1.8 million, or 17%, for the three months ended March 31, 2013 compared to the prior year. The increase was the result of improved gross margins within our Environmental Solutions Group, as well $0.9 million of restructuring costs incurred in the prior year period within our Safety and Security Systems Group that did not repeat in 2013.

Interest expense decreased $0.6 million, or 12%, for the three months ended March 31, 2013 compared to the prior year, primarily due to the $75 million payment on our ABL facility and term loan in the third quarter of 2012, coupled with lower interest rates as a result of our March 2013 refinancing.

Reported loss per share from continuing operations for the first quarter of 2013 was $0.02, on a loss from continuing operations of $1.1 million, including the impact of debt settlement charges of $8.7 million, or $0.14 per share. For the first quarter of 2012, reported income per share from continuing operations was $0.05, on income from continuing operations of $3.1 million, including the impact of debt settlement charges of $1.6 million, or $0.03 per share. Adjusted earnings per share from continuing operations, excluding the effects of debt settlement charges in both years, was $0.12 for the first quarter of 2013 versus $0.08 last year.

Mr. Martin concluded, “With expanding operating margins, continued focus on 80/20 growth and expense initiatives, reduced interest payments, and healthy backlog levels, we concluded the first quarter in a stronger position than we have been in for many years. Our debt to EBITDA ratio on a trailing twelve month basis has been reduced from 4.4 at the end of the first quarter of 2012 to 2.4 at the end of the first quarter of 2013. Despite an uncertain global economic environment, our performance during the first quarter and our outlook through mid-year position us to reaffirm our guidance of adjusted earnings from continuing operations of $0.20 to $0.25 per share for the first half of the year, excluding the effects of debt settlement charges.”

GROUP RESULTS

Environmental Solutions

The following table summarizes the Environmental Solutions Group’s operating results as of and for the three months ended March 31, 2013 and 2012, respectively:

(in millions)	2013	2012	Change
Net sales	$111.7	$108.0	$3.7
Operating income	12.7	12.0	0.7
Operating data:
Operating margin	11.4%	11.1%	0.3%
Total orders	$101.4	$124.1	$(22.7)
Backlog	193.2	199.5	(6.3)
Depreciation and amortization	1.5	1.3	0.2

Total orders decreased by $22.7 million, or 18%, for the three months ended March 31, 2013 compared to the prior year. U.S. orders decreased by $12.2 million, or 13%, primarily due to decreases in orders for vacuum trucks of $7.3 million, municipal sewer cleaners of $4.5 million and municipal street sweepers of $2.1 million, partially offset by increased waterblaster orders of $1.6 million. Non-U.S. orders decreased $10.5 million compared to the prior year. The prior year period benefited from a large order from a customer in the Asia Pacific market.

Net sales increased by $3.7 million for the three months ended March 31, 2013 compared to the prior year. U.S. sales increased $6.8 million, primarily resulting from increased municipal sewer cleaner shipments, which is consistent with a strong opening backlog. Non-U.S. sales decreased $3.1 million resulting from weaker demand in the Asia Pacific and Mexico markets.

Cost of sales increased by $2.6 million for the three months ended March 31, 2013 compared to the prior year. The increase was predominately associated with volume increases of $6.8 million, partially offset by favorable product mix of $4.2 million resulting from a shift to more industrial products.

Operating income increased $0.7 million for the three months ended March 31, 2013 compared to the prior year, primarily as a result of higher gross margins of $1.1 million, partially offset by increased selling, engineering, general and administrative expenses of $0.5 million relating to higher salary and benefits, facility rent, and maintenance.

Safety and Security Systems

The following table summarizes the Safety and Security Systems Group’s operating results as of and for the three months ended March 31, 2013 and 2012, respectively:

(in millions)	2013	2012	Change
Net sales	$58.5	$56.3	$2.2
Operating income	5.5	4.6	0.9
Operating data:
Operating margin	9.4%	8.2%	1.2%
Total orders	$56.9	$62.0	$(5.1)
Backlog	29.1	37.5	(8.4)
Depreciation and amortization	1.1	1.1	—

Total orders decreased by $5.1 million, or 8%, for the three months ended March 31, 2013 compared to the prior year. U.S. orders decreased by $2.7 million, or 8%, largely due to decreased outdoor warning systems orders of $3.6 million within our municipal markets resulting from large orders placed in the first quarter of 2012, as well as lower amber warning lighting orders of $0.5 million within our industrial markets. This was partially offset by improvements of $1.7 million in our public safety markets, driven by increased municipal demand within our police markets. Non-U.S. orders decreased $2.6 million, or 10%, primarily relating to decreases in international mining product orders of $1.2 million and decreases in non-U.S. public safety orders driven by lower demand in both Europe and our export markets.

Net sales increased by $2.2 million for the three months ended March 31, 2013 compared to the prior year, primarily due to improvements in volume and, to a lesser extent, pricing increases. Net sales were positively impacted by improved sales of $2.4 million related to warning systems projects completed during the period and higher demand for U.S. municipal police products, partially offset by decreases in international mining product and international public safety sales.

Cost of sales increased by $2.8 million, or 8%, for the three months ended March 31, 2013 compared to the prior year, largely due to increased volume, unfavorable product mix, and unfavorable manufacturing variances.

Operating income increased by $0.9 million, or 20%, for the three months ended March 31, 2013 compared to the prior year. The increase was primarily due to restructuring charges of $0.9 million recorded in the first quarter of 2012 that did not repeat in 2013 and decreased legal expenses of $0.4 million.

Fire Rescue

The following table summarizes the Fire Rescue Group’s operating results as of and for the three months ended March 31, 2013 and 2012, respectively:

(in millions)	2013	2012	Change
Net sales	$29.6	$31.8	$(2.2)
Operating income	0.7	0.8	(0.1)
Operating data:
Operating margin	2.4%	2.5%	(0.1)%
Total orders	$33.9	$37.0	$(3.1)
Backlog	85.2	88.0	(2.8)
Depreciation and amortization	0.7	0.6	0.1

Total orders decreased by $3.1 million, or 8%, for the three months ended March 31, 2013 compared to the prior year, mainly driven by lower demand for fire-lift products in Asia, partly offset by improved industrial product orders.

Net sales decreased by $2.2 million for the three months ended March 31, 2013 compared to the prior year. The decrease in sales was driven by unfavorable product mix of $1.7 million, lower volumes of $1.0 million, and unfavorable currency impacts, partially offset by $0.5 million of improvements in product pricing.

Cost of sales decreased $3.2 million for the three months ended March 31, 2013 compared to the prior year, primarily due to a shift in product mix of $2.4 million, decreased sales volume of $0.8 million, and favorable currency impacts of $0.1 million.

Operating income decreased $0.1 million for the three months ended March 31, 2013 compared to the prior year, driven by higher selling, engineering, general and administrative expenses of $0.5 million, lower sales volumes of $0.2 million, and unfavorable currency impacts of $0.1 million, offset by favorable product mix of $0.7 million.

CORPORATE EXPENSES

Corporate operating expenses were $6.8 million and $7.1 million for the three months ended March 31, 2013 and 2012, respectively, with the decrease primarily representing lower salaries and benefits. For the three months ended March 31, 2013, non-operating expenses within Corporate were impacted by increased debt settlement costs of $7.1 million and lower interest expense of $0.6 million versus last year. Debt settlement costs represent the write off of debt issuance costs and a prepayment premium, both relating to the refinancing of our ABL Facility and Term Loan with a Senior Secured Credit Facility in March 2013, while the decrease in interest expense was driven by the pay down of debt during the third quarter of 2012, coupled with lower interest rates as a result of our March 2013 refinancing.

CONFERENCE CALL

Federal Signal will host its first quarter conference call on Friday, May 6, 2013 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at http://www.federalsignal.com. A replay will be available on Federal Signal’s website shortly after the call.

About Federal Signal

Federal Signal Corporation (NYSE: FSS) enhances the safety, security and well-being of communities and workplaces around the world. Founded in 1901, Federal Signal is a leading global designer and manufacturer of products and total solutions that serve municipal, governmental, industrial and commercial customers. Headquartered in Oak Brook, IL, with manufacturing facilities worldwide, the Company operates three groups: Safety and Security Systems, Fire Rescue, and Environmental Solutions. For more information on Federal Signal, visit: http://www.federalsignal.com.

This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions, product and price competition, supplier and raw material prices, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.

Contact: Braden Waverley +1-630-954-2000, bwaverley@federalsignal.com

FEDERAL SIGNAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended March 31,
(in millions, except per share data)	2013	2012
Net sales	$199.8	$196.1
Cost of sales	153.0	150.8

Gross profit	46.8	45.3
Selling, engineering, general and administrative expenses	34.7	34.1
Restructuring charges	—	0.9

Operating income	12.1	10.3
Interest expense	4.5	5.1
Debt settlement charges	8.7	1.6
Other income, net	(0.2)	(0.2)

Income (loss) before income taxes	(0.9)	3.8
Income tax expense	(0.2)	(0.7)

Income (loss) from continuing operations	(1.1)	3.1
Gain (loss) from discontinued operations and disposal, net of income tax expense of $0.0 and $0.1, respectively	0.5	(4.2)

Net loss	$(0.6)	$(1.1)

Basic earnings (loss) per share:
Earnings (loss) from continuing operations	$(0.02)	$0.05
Gain (loss) from discontinued operations and disposal, net of taxes	0.01	(0.07)

Net loss per share	$(0.01)	$(0.02)

Diluted earnings (loss) per share:
Earnings (loss) from continuing operations	$(0.02)	$0.05
Gain (loss) from discontinued operations and disposal, net of taxes	0.01	(0.07)

Net loss per share	$(0.01)	$(0.02)

Weighted average common shares outstanding:
Basic	62.4	62.2
Diluted	62.4	62.2

FEDERAL SIGNAL CORPORATION

CONSOLIDATED BALANCE SHEETS

	March 31, 2013	December 31, 2012
(in millions, except per share data)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$12.8	$29.7
Restricted cash	—	1.0
Accounts receivable, net of allowances for doubtful accounts of $2.4 at both dates	104.4	96.9
Inventories	125.8	119.9
Prepaid expenses	13.0	13.8
Other current assets	12.0	5.1
Current assets of discontinued operations	0.9	0.8

Total current assets	268.9	267.2
Properties and equipment	58.6	59.3
Other assets:
Goodwill	270.1	272.3
Intangible assets, net	0.6	0.7
Deferred charges and other assets	2.5	12.5
Long-term assets of discontinued operations	1.1	1.2

Total assets	$601.8	$613.2

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	$—	$0.3
Current portion of long-term borrowings and capital lease obligations	6.1	4.7
Accounts payable	53.9	52.5
Customer deposits	13.7	13.1
Deferred revenue	2.9	3.1
Deferred tax liability	10.6	10.6
Accrued liabilities:
Compensation and withholding taxes	17.1	25.8
Other	32.6	33.1
Current liabilities of discontinued operations	4.8	6.4

Total current liabilities	141.7	149.6
Long-term borrowings and capital lease obligations	154.5	152.8
Long-term pension and other postretirement benefit liabilities	81.4	84.1
Deferred gain	19.0	19.4
Deferred tax liabilities	36.0	35.8
Other long-term liabilities	17.1	16.0
Long-term liabilities of discontinued operations	8.2	8.6

Total liabilities	457.9	466.3

Shareholders’ equity:
Common stock, $1 par value per share, 90.0 shares authorized, 63.4 shares issued at both dates	63.4	63.4
Capital in excess of par value	171.7	171.1
Retained earnings	8.3	8.9
Treasury stock, 1.0 shares at both dates, at cost	(16.4)	(16.4)
Accumulated other comprehensive loss	(83.1)	(80.1)

Total shareholders’ equity	143.9	146.9

Total liabilities and shareholders’ equity	$601.8	$613.2

FEDERAL SIGNAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Three Months Ended March 31,
(in millions)	2013	2012
Operating activities:
Net loss	$(0.6)	$(1.1)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:
(Gain) loss on discontinued operations and disposal	(0.5)	4.2
Depreciation and amortization	3.4	3.2
Debt settlement charges	4.5	0.6
Stock-based compensation expense	0.6	0.7
Pension expense, net of funding	(0.1)	(0.8)
Provision for doubtful accounts	—	0.2
Deferred income taxes, including changes in valuation allowance	0.5	(3.7)
Changes in operating assets and liabilities, net of effects from dispositions of companies	(21.0)	7.7

Net cash provided by (used for) continuing operating activities	(13.2)	11.0
Net cash used for operating activities of discontinued operations	(1.7)	(8.4)

Net cash provided by (used for) operating activities	(14.9)	2.6
Investing activities:
Purchases of properties and equipment	(4.4)	(3.4)
Proceeds from sales of properties and equipment	1.2	0.5
Decrease (increase) in restricted cash	1.0	(2.1)

Net cash used for continuing investing activities	(2.2)	(5.0)
Net cash provided by investing activities of discontinued operations	—	—

Net cash used for investing activities	(2.2)	(5.0)
Financing activities:
Increase (decrease) in revolving lines of credit	81.5	(162.8)
Increase in short-term borrowings, net	0.6	9.7
Payments on short-term borrowings	(0.9)	(16.0)
Proceeds from issuance of long-term borrowings	75.0	215.0
Payments on long-term borrowings	(149.2)	(33.5)
Payments of debt financing fees	(6.1)	(6.2)
Other, net	0.1	0.7

Net cash provided by continuing financing activities	1.0	6.9
Net cash used for financing activities of discontinued operations	—	(0.9)

Net cash provided by financing activities	1.0	6.0

Effects of foreign exchange rate changes on cash and cash equivalents	(0.8)	0.3
Increase (decrease) in cash and cash equivalents	(16.9)	3.9
Cash and cash equivalents at beginning of period	29.7	9.5

Cash and cash equivalents at end of period	$12.8	$13.4

SEC REGULATION G NON-GAAP RECONCILIATION

The financial measures presented below are unaudited and are not in accordance with U.S. generally accepted accounting principles (“GAAP”). The non-GAAP financial information presented herein should be considered supplemental to, and not a substitute for, or superior to, financial measures calculated in accordance with GAAP. The Company has provided this supplemental information to investors, analysts and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments shown in the reconciliations below, and to provide an additional measure of performance.

Adjusted earnings (loss) per share from continuing operations:

The Company believes that adjusting its diluted earnings (loss) per share from continuing operations to exclude debt settlement charges, which are not considered to be part of its ongoing operating results, improves the comparability of year to year results and is representative of its underlying performance.

	Three Months Ended March 31,
	2013	2012
Diluted earnings (loss) per share from continuing operations	$(0.02)	$0.05
Plus: Debt settlement charges	0.14	0.03

Adjusted diluted earnings per share from continuing operations	$0.12	$0.08

Total debt to EBITDA ratio:

The Company uses the ratio of total debt to EBITDA to measure its ability to repay its outstanding debt obligations. The Company believes that total debt to EBITDA is a meaningful metric to investors in evaluating the Company’s long-term financial performance. The Company’s method of calculating total debt to EBITDA may be different than the method used by other companies. The Company calculates the ratio of total debt to EBITDA as total debt divided by income from continuing operations before interest expense, debt settlement charges, other expense, income tax provision, and depreciation and amortization on a trailing 12-month basis.

	Trailing Twelve Months Ending March 31,
(in millions)	2013	2012
Total debt	$160.6	$235.5

Income from continuing operations	$17.8	$18.6
Add:
Interest expense	20.8	18.1
Debt settlement charges	10.6	1.6
Other expense	0.6	—
Income tax provision	3.5	2.7
Depreciation and amortization	13.4	13.0

EBITDA	$66.7	$54.0

Total debt to EBITDA ratio	2.4	4.4

First-half guidance – Adjusted earnings per share from continuing operations:

	Six Months Ending June 30, 2013
	Lower	Upper
Diluted earnings per share from continuing operations	$0.06	$0.11
Plus: Debt settlement charges	0.14	0.14

Adjusted diluted earnings per share from continuing operations	$0.20	$0.25